Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended March 31, 2005	Nine Month Transition Year Ended March 31, 2004	Fiscal Years Ended June 30,
			2003	2002	2001
	(in thousands, except for ratios)
Pretax income from continuing operations	$150,304	$156,594	$162,545	$152,676	$177,206
Distribution of earnings from unconsolidated affiliates	6,596	4,496	7,088	639	527
Fixed charges	60,104	36,268	47,459	50,459	64,553

Earnings	$217,004	$197,358	$217,092	$203,774	$242,286

Interest	$58,252	$35,032	$45,270	$47,831	$61,576
Interest Capitalized	498	449	1,957	610
Amortization of premiums and other	1,852	1,236	2,189	2,628	2,977

Fixed Charges	$60,602	$36,717	$49,416	$51,069	$64,553

Ratio of Earnings to Fixed Charges	3.58	5.38	4.39	3.99	3.75